

November 12, 2010

R. Byron Carlock, Jr.
Chief Executive Officer
CNL Diversified Lifestyle Properties, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801

> **Re: CNL Diversified Lifestyle Properties, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **Filed October 20, 2010**
> **File No. 333-168129**

Dear Mr. Carlock:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 7 in our letter dated August 12, 2010. Please also disclose the organization and offering expenses that have accrued to date in your compensation tables that appear on pages 8 – 13 and 61 – 67.

Cover Page of Prospectus

2.   We note your response to comment 9 in our letter dated August 12, 2010. Your cover page contains information that is not required by Item 501 of Regulation S-K. For example only, we note the disclosure regarding your intention to "acquire and manage a diversified portfolio . . . ." Also, please note that Rule 420 of Regulation C requires that you use a font size of at least 10-point modern type. Please revise accordingly.

3.   We note your response to comment 11 in our letter dated August 12, 2010. Please revise to clarify that the extension may be up to one year.

Prospectus Summary, page 1

Our Sponsor, Our Advisor and Our Property Manager, page 1

4.   We note your response to prior comment 14 that your advisor will not delegate its duties and responsibilities to CNL Lifestyle Properties, Inc. We also note that your advisor does not have any staff. As such, briefly discuss here and elaborate later how it will carry out its duties. Discuss the business purpose of not entering into an advisory agreement with the entity or entities that will actually provide the advisory services and manage your operations. Discuss the risks, if any, associated with such arrangement.

Questions and Answers about this Offering, page 16

5.   We note your response to comment 19 in our letter dated August 12, 2010 and we reissue the comment. Please revise to eliminate repetition between your Q&A and summary section. Please refer to note 4 to Rule 421 of Regulation C.

Risk Factors, page 22

We compete with other companies for investments, page 37

6.   We note your response to comment 20 in our letter dated August 12, 2010. You have not revised this risk factor subheading in order for investors to appreciate the magnitude of the potential risk. Please revise accordingly.

Management Compensation, page 61

7.   We note your response to comment 17 in our letter dated August 12, 2010. Please revise to disclose your basis for the 1% disclosure in a footnote to the table.

8.   We note your response to comment 24 in our letter dated August 12, 2010. To the extent that you are aware of the specific affiliated entity that will receive any fees included in this section, please revise to identify such party. Please refer to Item 4.A of Industry Guide 5 for guidance.

9.   We note your response to comment 25 that the "advisor will only reimburse the sponsor… for personnel cost specifically associated with… performing such duties." We also note the disclosure on page 118 that excludes the cost of personnel providing asset management and acquisition services from your reimbursement obligations. If your advisor will have to rely on others to fulfill its obligations owed to you, please revise to clarify if it will use the fees it collects to pay for such services or if you will be required to pay for such services through reimbursements.

10.   We note that the reimbursements for costs and expenses to your property manager "may"
        include wages and salaries. We note that your property manager was recently formed.
        As such, please revise to clarify that you <u>will</u> have to reimburse your property manager
        for the costs and expenses of personnel, if true. Alternatively, please revise to clarify the
        circumstances where such expenses are not reimbursed.

Business, page 79

Investment and Leasing Structures, page 97

11.   We note your response to comment 35 in our letter dated August 12, 2010. Please also
        include the plain English meaning of "gross" and "modified gross" leases.

Prior Performance Summary, page 103

12.   We note your response to comment 39 in our letter dated August 12, 2010. Please
        disclose that there have been periods during which prior programs' board of directors set
        limitations on redemptions and identify the periods where redemption requests were not
        fully satisfied. Also, if all requests have not been satisfied, please revise to discuss the
        amount of redemption requests outstanding.

Management, page 114

13.   We note your response to comment 41 in our letter dated August 12, 2010. Please
        include the specific dates and positions for your management's prior experience in
        accordance with Item 401(e) of Regulation S-K. For example only, we note your
        disclosure that Mr. Seneff "serves or has served in similar capacities for a number of
        CNL Holdings' affiliates . . . ." Please revise to identify those specific positions and the
        respective dates for each entity disclosed.

Summary of the Articles of Incorporation and Bylaws, page 142

14.   We note your response to comment 43 in our letter dated August 12, 2010. Please revise
        to attribute your disclosure that "[a]ll of [y]our shares offered hereby will be fully paid
        and nonassessable when issued" to the opinion of counsel.

Definitions, page 191

15.   We note your response to comment 46 in our letter dated August 12, 2010. We continue
        to believe that many of these terms are being used for their common meanings or their
        meanings have already been disclosed in your prospectus. For example <u>only</u>, we note the
        follow terms:

        •   Advisor;

        •   Advisory Agreement;

- Affiliate;

- Asset;

- CNL;

- CNL Financial Group, LLC;

- Company;

- FFO;

- FINRA;

- GAAP;

- IRA;

- Managing Dealer;

- MFFO;

- Minimum Offering;

- NASAA REIT Guidelines;

- Operating Partnership;

- Operating Partnership Agreement;

- Organization and Offering Expenses;

- Person;

- Property Manager;

- Real Property; and

- REIT.

Please eliminate your use of defined terms for terms being used for their common meaning or those that previously have been defined. Refer to Rule 421 of Regulation C.

Appendix A – Prior Performance Tables, page A-1

16.   We note your response to comment 48 in our letter dated August 12, 2010. It is unclear how you meet all of the criteria discussed in Item 8 of Guide 5. Within the three previous

years, it appears there has only been one public offering that has closed, and the second offering you are attempting to include is for the same program. Also, it is not clear if there were two prior public programs that have had three years of operations after the investment of 90% of the amount available for investment. Please clarify how your sponsor has met the criteria needed to establish a "public track record."

Part II – Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-2

17.   We note your response to comment 50 in our letter dated August 12, 2010. Please note that the materiality analysis focuses on the material contract itself, not the underlying exhibits or schedules to that contract. As such, since you have determined that the Form of Escrow agreement is a material contract under Item 601(b)(10) of Regulation S-K, it must be filed in its entirety. Please file the Form of Escrow agreement in its entirety with your next amendment.

Draft Legality Opinion

18.   Please have counsel also opine on whether the securities are "duly authorized."

19.   Please have counsel revise the opinion to clarify that counsel is opining on the corporate laws of the jurisdiction of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla (202) 551-3414 or Cicely LaMothe at (202) 551-3413, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin E. Martin at (202) 551-3391 or or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Peter E. Reinert, Esq.
    Lowndes, Drosdick, Doster, Kantor & Reed, P.A.
    Via facsimile (407) 843-4444